UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 20, 2022

_____

In the Matter of

Brigantine Acquisition Corp.
Four Embarcadero Center
Suite 2100
San Francisco, CA 94111

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 333-254305

_____

       Brigantine Acquisition Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Brigantine Acquisition Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on January 20, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief